UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Communications Systems, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

203900  10  5

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203900 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Curtis A Sampson Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,181,013.105

	6.	Shared Voting Power 16,323

	7.	Sole Dispositive Power 1,181,013.105

	8.	Shared Dispositive Power 16,323

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,336.105

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 13.96%

12.	Type of Reporting Person (See Instructions) IN

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Item 1.
	(a)	Name of Issuer Communications Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10900 Red Circle Drive Minnetonka, MN 55343

Item 2.
	(a)	Name of Person Filing Curtis A Sampson
	(b)	Address of Principal Business Office or, if none, Residence 10900 Red Circle Drive Minnetonka, MN 55343
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 203900 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Sampson beneficially owns 1,197,336.105 shares of the outstanding common stock of the Issuer, which includes:  (i) 1,093,379 shares of common stock owned by Mr. Sampson individually; (ii) options held by Mr. Sampson and exercisable within 60 days of December 31, 2008 to purchase 38,000 shares of common stock; (iii) 39,010.105 shares of the Issuer held by Mr. Sampson through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”); (iv) 16,323 shares owned by Mr. Sampson’s spouse; and (v) 10,624 shares held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is the sole trustee.  Mr. Sampson also is a trustee of the CSI ESOP.  As of December 31, 2008, the CSI ESOP held 604,133 shares of the Issuer based on information provided by CSI.  Mr. Sampson disclaims any beneficial ownership of the shares of the Issuer owned by his spouse or the Sampson Family Foundation and disclaims beneficial ownership of any shares of the Issuer held by the CSI ESOP in excess of the shares allocated to his CSI ESOP account, which totaled 39,010.105 shares.

(b)

Percent of class:

13.96% based on 8,579,530 shares of the Issuer’s common stock outstanding (on average) for the three month period ending September 30, 2008 as reported in the Issuer’s Form 10-Q filed November 13, 2008 and including all 1,197,336.105 shares that could be deemed to be beneficially owned by Mr. Sampson.  If all shares held by the CSI ESOP allocated to accounts other than that of Mr. Sampson were included in the number of shares beneficially owned by Mr. Sampson, Mr. Sampson would hold 1,762,459 shares of the Issuer, or 20.5% based on 8,579,530 shares of the Issuer’s common stock outstanding (on average) for the three month period ending September 30, 2008 as reported in the Issuer’s Form 10-Q filed November 13, 2008.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,181,013.105 (includes options held by Mr. Sampson exercisable within 60 days of December 31, 2008 to purchase 38,000 shares of common stock).
		(ii)	Shared power to vote or to direct the vote 16,323 (does not include an aggregate of 565,122.895 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Sampson)
		(iii)	Sole power to dispose or to direct the disposition of 1,181,013.105 (includes options held by Mr. Sampson exercisable within 60 days of December 31, 2008 to purchase 38,000 shares of common stock)
(iv)

Shared power to dispose or to direct the disposition of

16,323 (does not include an aggregate of 565,122.895 shares of the Issuer held by the CSI ESOP and allocated to accounts other than that of Mr. Sampson)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 203900 10 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date
/s/ Curtis A. Sampson
Signature
Curtis A Sampson
Name/Title